UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.

Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) by March 17, 2025, the required filing date, due to a delay in finalizing the Company’s financial statements. This delay resulted from the dedication of time and resources expended to (1) complete the filing of the quarterly reports for the second and third quarters of 2024 with the most recent quarterly report filed on February 21, 2025, (2) complete the presentation of 2022 and 2023 results of operations impacted by discontinued operations, and (3) finalize the analysis of impairment charges for goodwill and intangible assets and provision for income taxes. The Company is working diligently to finalize its financial statements for the year ended December 31, 2024 and file the Annual Report as promptly as practical.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Phillip J. Ahn	(310)	966-1444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously furnished in our Form 8-K dated March 3, 2025, estimated results of operations for the quarter ended December 31, 2024 are summarized as follows:

Net income available to common shareholders for the three months ended December 31, 2024 is expected to be in the range of $48 million to $68 million, or $1.57 to $2.22 net income per diluted common share, which includes approximately $236 million to $247 million of income from discontinued operations primarily related to the divesture of a majority interest in the Great American businesses. Net loss from continuing operations for the three months ended December 31, 2024 is expected to be in the range of ($178) million to ($187) million, which primarily includes estimated impairment charges of goodwill and intangible assets of $73 million to $79 million and approximately $49 million of trading losses and realized and unrealized losses on investment.

Estimated results of operations for the year ended December 31, 2024 are summarized as follows:

Cash, cash equivalents, and restricted cash as of  December 31, 2024 of approximately $257 million, which included approximately $156 million of cash and cash equivalents and $101 million of restricted cash primarily reserved for the Company’s February 2025 senior notes, which were redeemed on February 28, 2025. This is an increase of $32 million from $225 million as of December 31, 2023.

Total loans receivable at fair value, securities and other investments owned, amounts due from clearing brokers and equity method investments from continuing operations is expected to be approximately $550 million to $560 million at December 31, 2024, a decrease of approximately $834 million to $844 million from approximately $1.394 billion at December 31, 2023. The decrease is primarily due to losses of approximately $287 from fair value adjustments resulting from the write-off of the investment in Freedom VCM Holdings, LLC (“Freedom VCM”) and $223 million from fair value adjustments related to the loan receivable to Vintage Capital Management, LLC (“VCM”) as previously reported in the results for the nine months ended September 30, 2024, as well as the sale of investments the proceeds of which funded principal payments on our term loans and the retirement of a portion of our senior notes payable.

Total debt is expected to be approximately $1.78 billion at December 31, 2024, a decrease of $580 million from $2.36 billion at December 31, 2023. The decrease includes approximately a $358 million reduction in the outstanding balance on the Nomura credit facility and $140 million from retiring the senior notes due May 31, 2024 during the year ended December 31, 2024.

Net loss available to common shareholders for the year ended December 31, 2024 is expected to be in the range of ($705) million to ($725) million, or ($23.25) to ($23.91) net income per diluted common share, which is greater than the net loss available to common shareholders for the prior year ended December 31, 2023 of $(108) million or $(3.69) per diluted common share. Net loss for the year ended December 31, 2024 includes approximately $112 million to $123 million of income from discontinued operations primarily related to the divesture of a majority interest in the Great American businesses and the deconsolidation of the brands operations and equity investments. Net loss from continuing operations for the year ended December 31, 2024 is expected to be in the range of ($823) million to ($832) million, which primarily includes non-cash items including a decrease of approximately $510 million related to the valuation of our investment in Freedom VCM, the indirect parent entity for Franchise Group (“FRG”), and the loan to VCM mentioned above, and estimated impairment charges of goodwill and intangible assets of approximately $100 million to $106 million.

B. Riley Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2025	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer

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